DEREK OIL & GAS CORPORATION ("DRK")

BULLETIN TYPE:  Private Placement-Non-Brokered

BULLETIN DATE:  January 24, 2005

TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced November 18, 2004:

Number of Shares:

735,000 shares

Purchase Price:

$0.55 per share

Warrants:

735,000 share purchase warrants to purchase 735,000 shares

Warrant Exercise Price:

$0.75 for a one year period

$1.15 in the second year

Number of Placees:

two placees

Finder's Fee:

Allen Wilson will receive a 0.42% overriding royalty interest over certain of the Company’s oil and gas leases located on the Lak Ranch property in Wyoming.

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

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